222 S. Ninth Street, Suite 2300
Minneapolis, MN 55402
(612) 317-9420
FAX: (612) 317-9434
June 8, 2009
VIA EDGAR AND FEDERAL EXPRESS
David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Dolan Media Company
Form 10-K for the year ended December 31, 2008, filed March 12, 2009, and Schedule 14A as of May 15, 2009, filed on April 3, 2009
File No. 001-33603
Dear Mr. Humphrey:
Set forth below are Dolan Media Company’s (the “Company” or “we”) responses to your letter of comment dated May 26, 2009 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2008, which we filed on March 12, 2009 (“Form 10-K”), and the Company’s Schedule 14A, which we filed on April 3, 2009 (the “proxy statement”). The Company’s responses correspond to the captions, headings and paragraph numbers of those comments in the Comment Letter (which have been reproduced in italics below). Unless otherwise indicated, capitalized terms used below have the meanings ascribed to them in the Form 10-K or proxy statement.
Form 10-K for the Year Ended December 31, 2008
Item 6. Selected Financial Data
Non-GAAP Measures. pages 38-42
1.
The reconciliation of the non-GAAP measure Cash Earnings presented in Selected Financial Data includes a number of non-cash items and, as such, appears to be more in the nature of a liquidity measure than a performance measure. Accordingly, it should be analyzed and discussed as such and reconciled to the most comparable GAAP measure. Please revise your document accordingly, remove the presentation entirely, or tell us why neither revision is necessary.

Company response:
We believe that our operating performance drives, in large part, the long term value of our stockholders’ investment in our company. We provide cash earnings to our investors as an additional measure of our operating performance and, as such, reconcile it to net income,1 the most comparable GAAP measure. We do not use cash earnings as a measure of our liquidity. We believe cash earnings is a helpful measure of our performance because it excludes certain non-cash items that do not require recurring cash expenditures. We also believe this measure provides meaningful supplemental information for our investors to consider when evaluating our performance and trends in our business on a consistent basis for different periods of time in comparison to many of our peer companies in our industries because it removes from our operating results certain non-cash expenses that many of our peers do not incur or that are otherwise unique to our business.

[1]
In connection with our adoption of SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 on January 1, 2009, we began reconciling cash earnings to net income attributable to Dolan Media Company, which is the most comparable GAAP measure. This reconciliation is shown in our Form 10-Q for the first quarter of 2009, which we filed on May 6, 2009.

David R. Humphrey
June 8, 2009

In particular, we exclude amortization expense related to our intangible assets from our cash earnings measure because we believe this is helpful to our investors in comparing our performance with our peers, many of whom have not grown significantly through acquisitions as we have. Since the formation of our predecessor company in 1992, we have completed over 69 acquisitions and our intangible assets (most of which we acquired since 2003) account for over 50% of our total consolidated assets at December 31, 2008, resulting in high levels of amortization expense. Accordingly, our relatively higher levels of amortization expense make comparisons of our operating performance with such peer companies less meaningful.
We also exclude non-cash interest income (expense) related to the change in fair value of our interest rate swap. Under our credit agreement, we are required to enter into derivative financial instrument transactions, such as swaps or interest rate caps, in order to manage or reduce our exposure to risk from changes in interest rates. We exclude this item from our cash earnings because this item of income (expense) fluctuates, sometimes significantly, over time as a result of changes in the financial markets over which we have no control. For example, our non-cash interest expense related to our interest rate swap was $1.2 million in the first quarter of 2008; however, during the second quarter of 2008, we had non-cash interest income related to our interest rate swap of $1.2 million. We also exclude this item from our cash earnings measure because it is a recognized amount for which we receive no cash and are not required to make any cash expenditure and we have no intent of exiting these interest rate swaps prior to their contractual termination. In addition, this is not an item of income (expense) on the income statement of many of our peer companies. As a result, we believe the exclusion of this item makes comparisons to these peer companies more meaningful.
Beginning with our Form 10-Q for the first quarter of 2009, we also exclude non-cash compensation expense from our cash earnings measure. This expense relates to stock options and shares of restricted stock that we have granted and the amount of this expense is driven, in part, by the number of stock options and shares of restricted stock we have granted over time, our assumptions and estimates about forfeiture rates for these options and shares of restricted stock as well as the volatility of our stock, the term of the options and restricted stock granted and their grant date fair value, all of which may differ from similar data for our peer companies. Because of this, our non-cash compensation expense may differ significantly from many of our peer companies, making such comparisons less meaningful. We also exclude non-cash compensation expense from our cash earnings measure so that we can compare our operating performance on a consistent basis from period to period. Prior to the consummation of our initial public offering in August 2007, we had not issued large amounts of equity awards and, thus, incurred insignificant amounts of non-cash compensation expense in those prior periods. Since our initial public offering, we have issued, and expect to continue to issue, stock options and restricted stock on an annual basis. Because our non-cash compensation expense for the current period includes compensation expense from options and restricted stock awards we granted in earlier periods, current periods tend to have higher non-cash compensation expense, at least in the short term until the vesting cycle on the first set of grants has ended, making comparisons to prior year periods less meaningful.

David R. Humphrey
June 8, 2009

We have also historically excluded the non-cash interest expense related to our redeemable preferred stock, which we incurred prior to our initial public offering. This expense related to the conversion option of our preferred stock. We have excluded this charge from our cash earnings measure because it was a non-cash charge that was driven by our capital structure as a private company, which was unique to us, and the inclusion of this charge under GAAP has shown us as operating at a net loss. As a result, we believe the exclusion of this item is helpful to our investors in evaluating our actual operating performance. Because we redeemed all of our preferred stock in connection with our initial public offering in August 2007, this expense has not had any impact on our financial results since that time and, beginning with the first quarter of 2009, is no longer an item excluded from our calculation of cash earnings.
Further, we believe that our adoption of SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 on January 1, 2009, will make comparisons of our net income per diluted share and other GAAP measures with peer companies even more difficult. Unlike many of our peer companies, we have noncontrolling interests (the “NCIs”), which consists of the 15.3% aggregate membership interest in American Processing Company (“APC”) held by our law firm customers or their affiliates. Because these NCIs are redeemable at the holder’s control at a formula driven price, we are required to employ the provisions of EITF Topic D-98, which SFAS No. 160 amended, and adjust the NCIs at each reporting period. We have chosen to record our NCIs at the redemption amount with any adjustment flowing through “additional paid-in-capital” rather than directly as a charge to earnings. We employ the two-class method as set forth in EITF 03-06 and calculate our net income per diluted share based upon our net income attributable to Dolan Media Company common stockholders, after accounting for the net adjustment to NCIs from the recording of the redemption amount. As a result, for the first quarter of 2009, our net income attributable to Dolan Media Company per diluted share2 included a non-cash reduction of $0.11 related to the accretion of our NCIs, net of tax. Our calculation of cash earnings per diluted share does not include this adjustment and, as a result, we believe our use of this metric will assist our investors in comparing our performance in future periods to our peers who do not have puttable or other noncontrolling interests and, thus, are not impacted by the provisions of SFAS No. 160 and EITF Topic D-98.
In addition to the reasons described above, we provide cash earnings (and cash earnings per diluted share) because we believe it is useful for our investors to view the company and its performance as we do. We budget for cash earnings (and cash earnings per diluted share) and, for the reasons described above, compare our actual performance relative to that budget to gauge the changes and trends in our operations over different reporting periods. In addition, we also use cash earnings (and cash earnings per diluted share) for incentive compensation purposes. For example, the incentive compensation for each of our named executive officers is based in part on achieving a cash earnings per diluted share target.
Analysts that cover our company consistently use cash earnings (and cash earnings per diluted share) in evaluating our performance and provide these metrics in their financial models and projections. Investors have told us that these metrics are helpful and that they use them to evaluate and compare our performance with our peers. In fact, many of our investors and the analysts who cover us suggested that we consider providing cash earnings (and cash earnings per diluted share) to evaluate our performance.

[2]
Prior to our adoption of SFAS No. 160, this measure was our net income per diluted share. SFAS 160 required us to change the presentation of our GAAP measures on our statement of operations. See our Form 10-Q filed on May 6, 2009, for more information about our adoption of SFAS No. 160.

David R. Humphrey
June 8, 2009

We offer cash earnings (and cash earnings per diluted share) in addition to adjusted EBITDA because, unlike cash earnings, adjusted EBITDA also excludes interest expense, depreciation expense and income tax expense, as well as expense associated with our minority interests (now called NCIs). In addition, adjusted EBITDA also deducts cash distributions paid to the holders of our minority interests (now called NCIs). Because these items require us to make cash expenditures, we believe it is helpful to show investors our operating performance with these items included.
2.
We note the disclosure on page 31 that you have, and will continue to have, significant debt and debt service obligations, and the disclosure on page 40 that you use a variation of Adjusted EB1TDA in monitoring compliance with debt obligations. We further note from the tabular reconciliation of net income to Adjusted EBITDA that the EBITDA is adjusted using several non-cash items. Accordingly, we believe consideration should be given to presenting Adjusted EB1TDA solely as a measure of liquidity, and discussed as it relates to your compliance with the debt covenants contained in your credit agreement. Refer to Question and Answer 10 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 for guidance.

Company response:
Like our cash earnings measure described in response to Comment No. 1 above, we provide adjusted EBITDA as a measure of our operating performance and have historically used adjusted EBITDA to evaluate our operating performance over periods, in large part because we believe it provides useful information about our operating results in addition to net income and other GAAP measures. We use adjusted EBITDA as a measure of our performance because it excludes from our operating results the impact of our non-cash interest expense related to redeemable preferred stock as well as the impact of our non-cash interest expense related to our interest rate swap, operating in different tax jurisdictions, and the accounting methods of depreciation and amortization, the impact of which has been significant due to the number of acquisitions we have completed.
Because we use adjusted EBITDA to evaluate our operating performance, the lenders to our Credit Agreement also use adjusted EBITDA to evaluate our operating performance in monitoring compliance with our debt obligations. As such, we do not believe adjusted EBITDA, as we use and define it, is a measure of our liquidity.
3.
You have not demonstrated that the presentations of the non-GAAP performance measures Adjusted EBITDA and Cash Earnings are more useful than the most comparable GAAP measures. Also, it is not clear how the elimination of certain reconciling items is consistent with the standards set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Specifically, it does not appear that the financial impact of most of the 2008 reconciling items will disappear or become immaterial within a near-term finite period. As such, please remove the presentation of these non-GAAP performance measures or tell us why you believe their presentation is appropriate.

David R. Humphrey
June 8, 2009

Company response:
We provide our non-GAAP financial measures, namely adjusted EBITDA, cash earnings and cash earnings per diluted share, as a supplement to the information about our company provided by our GAAP measures. As required by Item 10(e) of Regulation S-K and in accordance with Answer 8 to the SEC’s FAQ, we have historically included disclosures in our periodic reports and earnings press releases that address the following: (1) how we use these non-GAAP measures; (2) why we believe they are useful measures for investors to consider; (3) the limitations of these non-GAAP measures in evaluating our performance; and (4) that the non-GAAP measures are not prepared in accordance with GAAP and should not be considered alternatives to GAAP measures. Further, we also have historically provided a reconciliation of these non-GAAP measures to the most comparable GAAP measure in all of our periodic reports and earnings press releases.
We believe that these non-GAAP measures are useful to investors because they enable our investors to compare us to peer companies because they remove from our operating results the impact of items of income and expense that are unique to us due to our operations (such as the impact of items related to our minority interests (or NCIs) or the change in our net cash or borrowing position from our interest rate swaps), expenses that would be higher than our peer companies due to our acquisitive nature (such as amortization expense), operating in different jurisdictions (such as our tax expense) and non-cash items that may be calculated differently from similar items of our peers (such as non-cash compensation expense).
We also believe these non-GAAP measures are useful to investors because they allow our investors to view our operating performance as we do and, as a result, gain a meaningful understanding of our operating results and relevant trends in our business. We provide these non-GAAP measures to aid our investors and not as a substitute to measures provided by GAAP. Further, in providing these measures, we do not intend them to be a substitute for or more meaningful than the comparable GAAP measure. To demonstrate this, we present the most comparable GAAP measure before we present our non-GAAP measures in our earnings press releases and periodic reports.
We do not provide these non-GAAP measures for the purpose of smoothing our operating results to eliminate the effect of recurring charges. We do eliminate from these non-GAAP measures certain recurring charges, including non-cash and other charges the financial impact of which may not disappear or become immaterial during a near-term finite period. However, this criterion is not dispositive on whether it is appropriate to exclude a recurring charge from a directly comparable GAAP measure. Answer 8 to the SEC’s FAQ says that this question is determined by the relevant facts and circumstances. The significant recurring charges that we exclude include, primarily, our amortization expense (from both cash earnings and adjusted EBITDA), non-cash compensation expense (from both cash earnings and adjusted EBITDA), and income tax expense (adjusted EBITDA). As we described above, we have excluded these expenses to account for operating in multiple tax jurisdictions (income tax expense), fluctuations in our amortization expense because we have a history of acquiring businesses and the expense we charge for our options and restricted stock granted, which may be calculated using different assumptions than our peer companies. We exclude these expenses to enable our investors to evaluate our performance with respect to peer companies who may not historically have grown through acquisitions, who may not operate in as many or as varied tax jurisdictions as we do and who may not have equity compensation practices and policies similar to ours. Therefore, we do not think it is inappropriate to exclude these expenses from the calculation of our non-GAAP measures.

David R. Humphrey
June 8, 2009

Further, we do not believe our elimination of these recurring charges is misleading to investors, particularly given the detailed reconciliation we provide to the most comparable GAAP measure; however, we have reviewed the disclosures in our periodic reports, including the Form 10-K, as it relates to the disclosures recommended by Answer 8 to the SEC’s FAQ. In future filings, we will update the disclosures to our non-GAAP measures to explain how we compensate for the limitations that we have identified with the use of these non-GAAP measures. In particular, we will include a disclosure that states the following:
We compensate for these limitations by also considering the most comparable GAAP measure and the impact that each item excluded from this non-GAAP measure has on that GAAP measure and we revise our disclosures as necessary to ensure that how we use this non-GAAP measure is clear to our investors and those reading this Form 10-Q (or Form 10-K). Further, we monitor significant changes in the items we exclude from this non-GAAP measure and the resulting impact on our non-GAAP measure to ensure that we explain or clarify any distortions that might cause confusion among our investors or those reading this Form 10-Q (or Form 10-K).
Otherwise, we believe the non-GAAP measures that we use and the related disclosures are consistent with the SEC’s guidelines; however, we will continue to review and evaluate our disclosures on a quarterly basis and, where appropriate, update those disclosures to provide additional transparency regarding our use of these non-GAAP financial measures.
4.
As a related matter, your presentation of cash earnings per share is specifically prohibited under ASR 142. See Question and Answer 11 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Company response:
As we discussed in our response to Comment No. 1 above, we provide cash earnings per diluted share as a measure of our operating performance, not as a measure of our liquidity. As we noted in that response, we believe that our operating performance drives, in large part, the long-term value of our stockholders’ investment in our company. In addition, we believe that our adoption of SFAS No. 160 on January 1, 2009, will make comparison of our GAAP earnings per diluted share to that of many of our peer companies even more difficult because we are required to record the net accretion of the redemption value of our minority interests (now NCIs) to our additional paid in capital, which then affects our calculation of our GAAP earnings per diluted share. As such, we believe it is appropriate, and important, to provide a per-share metric by which our investors can evaluate our performance. See our response to Comment No. 1 above. As noted above, analysts who cover our company use cash earnings per share to evaluate our performance and provide this metric in their financial models and projections and our investors have told us they find this measure useful in comparing our performance from period to period and with the performance of our peers. Further, our practice of providing cash earnings per diluted share is consistent with the practice of other companies in our industry who provide non-GAAP performance measures on a per share basis.

David R. Humphrey
June 8, 2009

We have reviewed and carefully considered Answer 11 to the SEC’s FAQ in responding to this Comment as well as ASR 142, specifically Section 202.04. We do not believe that ASR 142 prohibits the use of a non-GAAP financial measure of operating performance on a per share basis if the measure is clearly defined and reconciled to GAAP. Rather, we believe it specifically prohibits cash flow per share and that it merely recommends that reporting companies avoid per share data other than those relating to net income, net assets and dividends as such measures may mislead investors or are not otherwise relevant. We also read ASR 142 as being concerned with per share metrics based on liquidity measures and other GAAP measures that do not directly inure to a stockholders’ benefit.
As we discussed in detail in response to Comments Nos. 1 and 3, above, our cash earnings and cash earnings per diluted share are measures of operating performance, not liquidity, and we have described specific reasons why we believe it is helpful for our investors to consider cash earnings per diluted share as a supplement, but not a substitute, to net income per diluted share. Historically, we have clearly defined our cash earnings per diluted share measure and the components of the calculation and provided a detailed reconciliation of cash earnings to net income in our periodic reports. We disclose in our earnings press releases and periodic reports that we may calculate cash earnings per diluted share differently than other companies that provide this or a similar non-GAAP financial measure. Because our cash earnings per diluted share measure is not a per share metric of liquidity and our related disclosures explain in detail how we use and calculate this metric and why investors may find it helpful in evaluating our operating performance, we believe the concerns expressed by ASR 142 as they relate to the use of a cash flow per share metric do not apply to, and therefore ASR 142 does not prohibit, our use of cash earnings per diluted share.
Consolidated Statements of Operations, page 84
5.
We note the disclosure on page 30 that, in the course of your operating history, you have acquired numerous assets and businesses. Accordingly, the break-up fee related to an agreement with the sellers of a business you intended to acquire, but did not, should be included in the determination of operating income along with other acquisition-related costs, such as your write-off of $0.6 million of professional fees, incurred in connection with potential acquisitions that you are no longer pursuing. Also, the fact you paid a $1.5 million break-up fee because you were unable to obtain debt financing underscores the importance of providing more information with respect to your liquidity, as discussed above.

Company response:
Pursuant to our agreement with the sellers of a business we intended to, but did not, acquire, we paid a $1.5 million break-up fee (the “break-up fee”) in the third quarter of 2008. We made this payment after we decided that the debt financing proposed by financial institutions to finance the acquisition was cost prohibitive. The unattractive cost of this financing was driven by the state of the financial markets during the third quarter of 2008, not because there were concerns as to our liquidity or operating results.
In determining the appropriate accounting treatment for the break-up fee, we determined that we should treat this expense as a non-operating expense and, to be fully transparent, we identified this expense as a separate line item “Break-up Fee” on our consolidated statement of operations. We considered APB 30 Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in making this determination. APB 30 defines “extraordinary items” as those “events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence.” (emphasis added).

David R. Humphrey
June 8, 2009

As we discussed in our response to Comment No. 1 above, we have historically grown through acquisitions and, as a result, during the course of our operating history, we have acquired numerous assets and businesses. We have historically included the write-off of professional fees (including the $0.6 million noted in Comment No. 5) related to acquisitions we are no longer pursuing as an operating expense in our continuing operations because, in our view, such expenses are not unusual in nature, are frequent in occurrence due to our acquisitive nature and, as a result, are directly related to our operations. In fact, a portion of the $0.6 million in professional fees that we wrote off in 2008 related to those professional fees we incurred in connection with the acquisition of the business for which we paid the break-up fee.
Unlike professional fees, which we generally incur in connection with each acquisition we pursue, we have never entered into an agreement to pay a break-up fee before, have never paid a break-up fee other than in this instance and do not presently intend to enter into similar contracts in the future. In evaluating whether the break-up fee was an “extraordinary item” in accordance with APB 30, we concluded that it was infrequent in occurrence, but not unusual due to our acquisitive nature and, as such, should not be treated as an extraordinary item. We then evaluated whether this expense should be classified as an operating or non-operating expense. Because we have never incurred a break-up fee before in connection with any acquisition and do not presently intend to enter into similar agreements in the future, we concluded that the break-up fee was not related to our continuing operations and, thus, should be treated as a non-operating expense.
Note 2 — Acquisitions, page 94
6.
With respect to your 2008 acquisition of NDEx, we note you recorded a liability of $1.5 million for the estimated severance costs related to involuntary employee terminations. However, EITF 95-3 requires that certain criteria be met in order to record such a liability. Among the criteria is the requirement that management communicate the termination arrangement to the employees of the acquired company. It is unclear whether or not you met this criteria as your disclosure indicates that no positions have been eliminated, no severance payments have been made, and you continue to evaluate this plan even though you filed your Form 10-K over six months after consummation of the NDEx acquisition. Please clarify your disclosures in this regard.

Company response:
Under EITF 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination, we should record a liability in purchase accounting if all of the following criteria are satisfied:
1.
As of the consummation date of the acquisition, management having the appropriate level of authority begins to assess and formulate a plan to involuntarily terminate (relocate) employees of the acquired enterprise;

2.
As soon as possible after the consummation date, management having the appropriate level of authority completes the assessment of which employees of the acquired enterprise will be terminated involuntarily (relocated), approves and commits the combined enterprise to the plan of termination (relocation), and communicates the termination (relocation) arrangement to the employees of the acquired enterprise. The communications of the termination (relocation) arrangement should include sufficient detail to enable employees of the acquired enterprise to determine the type and amount of benefits they will receive if they are terminated (relocated). Although the time required will vary with the circumstances, the finalization of the plan of termination (relocation) and the communication of the termination (relocation) arrangement cannot occur beyond one year from the consummation of the date of the acquisition;

David R. Humphrey
June 8, 2009

3.
The plan of termination (relocation) specifically identifies the number of employees of the acquired enterprise to be terminated (relocated), their job classifications or functions, and their locations; and

4.
Actions required by the plan of termination (relocation) will begin as soon as possible after the plan is finalized, and the period of time to complete the plan indicates that significant changes to the plan are not likely.

We believe that we have complied with the requirements of EITF 95-3 and therefore recorded the liability in connection with our purchase accounting of the acquisition of NDEx because, at the time of the closing of this acquisition, we had developed a preliminary plan to eliminate a number of duplicative positions between NDEx and APC in order to achieve operating synergies by combining certain functions. We used this plan, which included the number and type of duplicative positions we were considering eliminating, to determine the accrual of $1.5 million. During the following months, we began to integrate NDEx into our operations and finalize our plans regarding severance for the positions we intended to eliminate. Our disclosures in our Form 10-K describe that this plan was being finalized and that we had not used any of the accrual because we had not eliminated any positions. In April 2009, we finalized some of these plans and also eliminated 16 duplicative positions. We used approximately $450,000 of the accrued liability for severance paid in connection with those sixteen positions. These severance payments were consistent with our original plan. See Note 13 of our unaudited consolidated financial statements for the three months ended March 31, 2009, in our Form 10-Q filed on May 6, 2009.
As our acquisition of NDEx occurred on September 2, 2008, the one-year time guideline set forth in EITF 95-3 for finalizing and communicating our plan has not yet expired. We believe that we have satisfied the criteria for recording this liability as part of our purchase accounting in accordance with EITF 95-3, and, therefore, we do not believe that the disclosure in our Form 10-K regarding the accrual of this liability needs to be amended.
Note 3 — Investments, page 101
7.
Since GovDelivery is privately held, it is unclear what percentage of ownership is represented by the 50,000 shares personally owned by James P. Dolan. Please clarify your disclosure and tell us in your response how you considered Mr. Dolan’s ownership and former directorship when you determined that your investment in GovDelivery should be accounted for using the cost method.

David R. Humphrey
June 8, 2009

Company response:
In 2005, we acquired a 14.9% equity interest in GovDelivery, on a fully diluted basis. Our Chairman, President and Chief Executive Officer, James Dolan, has an approximately 1.0% equity interest in GovDelivery, on a fully diluted basis. He also served as a director on GovDelivery’s board of directors until his resignation in March 2008.
In concluding that we should account for this investment using the cost method, we considered APB Opinion No. 18 The Equity Method of Accounting, which states, in relevant part, that:
The equity method of accounting for an investment in common stock shall also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over the operating and financial policies of an investee even though the investor holds 50 percent or less of the voting stock... an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.
Our ownership in GovDelivery, even when aggregated with Mr. Dolan’s interest, is below 20% percent. Thus, there is a presumptive conclusion that we do not have the ability to exercise significant influence over GovDelivery’s operating and financial policies. The fact that Mr. Dolan previously served on the board of directors of GovDelivery does not rebut this presumption because Mr. Dolan was one member of a board, containing six to seven members, none of whom are affiliated with Mr. Dolan or serve on other boards of which Mr. Dolan is a member. Further, there are no intercompany transactions between GovDelivery and us and GovDelivery is not financially dependent on us. All of these suggest that we do not, and did not, exercise significant influence over GovDelivery. Since we acquired our interest, we have historically accounted for this investment using the cost method of accounting, which we believe is appropriate given the guidance set forth in APB Opinion No. 18 set forth above.
Given Mr. Dolan’s very small ownership interest in GovDelivery, we do not believe an amendment to our Form 10-K is necessary, but rather, in future filings, we will update our disclosure regarding this investment to identify Mr. Dolan’s percentage ownership in GovDelivery.
Note 5 — Goodwill and Finite-life Intangible Assets, page 103
8.
With regard to the useful life of 25 years assigned to the Barrett agreement, your disclosure indicates you considered only the initial contractual term of the agreement in determining its useful life. Paragraph 11(c) of SFAS 142 indicates one of the factors used to determine useful life should be any contractual terms that may limit the useful life. While the initial stated contractual term is a factor, it appears the frequency with which the fee schedule can be amended and the consequences of disagreement, namely termination of the agreement, should have also been considered. Please tell us how you considered the provisions of Article 3.1(b) of the Barrett agreement, filed as Exhibit 10.1 in your Form 8-K filed in September 2008 regarding the closing of your acquisition of NDEx. Further, please also tell us how you considered the factors in paragraph 11(e) of SFAS 142 in determining the useful life of such asset. Specifically address the stability of the industry and possible legislative actions that may affect your ability to continue under your current business model, as discussed in your Risk Factors on page 20 of your Form 10-K for the year ended December 31, 2008.

David R. Humphrey
June 8, 2009

Company response:
In determining the appropriate life for our services agreement with the Barrett law firm (the “Barrett services agreement”), we considered the provisions of SFAS 142, and concluded that the initial contract term (which is 25 years) is the most appropriate factor to consider because the contract is exclusive and non-cancellable by the Barrett law firm except if we materially breach the agreement or become insolvent. The initial contractual term reflects the period over which we expect this intangible asset will contribute directly to our cash flows. While this services agreement does contain renewal provisions, we have only used the initial contractual term in determining the useful life of this asset because renewal of this agreement, while expected, is not certain. We did consider the provisions set forth in Section 3.1(b) and 8.4 of the Barrett services agreement, but concluded that, because we (as NDEx) can determine when, or if, the Barrett services agreement is terminated if we are unable to agree on future pricing, that this factor was not conclusive that a life shorter than the initial contractual term is appropriate. Further, historically, we have not had difficulty in amending our fee schedules with the parties to services agreements in our mortgage default processing services business and do not expect difficulty in amending the fee schedules in connection with the Barrett services agreement.
We also considered “the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels)” as required by Paragraph 11(e) of SFAS 142. As we have discussed in our periodic reports, including our risk factors discussion, there have been a number of proposed and enacted legislation and lender programs aimed at mitigating foreclosures announced over the past six to eight months. We made our determination of the useful life of this asset before any of this legislation was enacted or lender programs were announced. Thus far, none of the enacted legislation or lender programs have had a material adverse effect on the results of our mortgage default processing operations. Further, there have been no new significant programs announced since late February/early March 2009.
After carefully reviewing and consider these and other factors, we believe that the initial contract term is the appropriate life for the Barrett services agreement as it accurately reflects the period over which this asset will directly contribute to our cash flows. We do however review our determinations of the lives of our intangible assets as conditions in our business change and will update the life of this asset when appropriate or, if required, record an impairment charge.
9.
As a related matter, please include in your response how you considered the factors discussed in paragraph 11(e) of SFAS 142 in your determination of the useful life of 15 years for the Wilford and Geske and other APC service agreements.

Company response:
As we described in response to Comment No. 8 above, we believe that the initial contract term of our services agreements is the most appropriate factor to consider in determining the useful life of our services agreements because such contracts are exclusive and non-cancellable by our law firm customers except if we materially breach the agreement or become insolvent. The initial contractual term reflects the period over which we expect these intangible assets will contribute directly to our cash flows. While these services agreements do contain renewal provisions, we have only used the initial contractual term in determining the useful life of these assets because renewal of the agreements, while expected, is not certain. While we do consider the factors set forth in Paragraph 11(e) of SFAS 142 in making this determination, we do not believe these factors

David R. Humphrey
June 8, 2009

are more important than the initial term of the contract because these services agreements are exclusive agreements that cannot be cancelled by our law firm customers except in limited circumstances, all of which are within our control. Further, at the time we determined the useful lives of our services agreements, including that relating to Wilford & Geske, there was not significant regulatory or similar activity in the industry that we expected would shorten the life of the services agreements or their use by us. As such, we concluded that the initial contract term was the most relevant factor for determining the appropriate useful life of our services agreements. In most cases, the initial term of our services agreements is fifteen years. However, these initial terms are negotiated with our law firm customers and, as a result, may differ as was the case with the initial term of the Barrett law firm discussed in our response to Comment No. 8 above. As we noted in our response to Comment No. 8 above, we do review our determinations of the useful lives of our intangible assets, including these services agreements, when conditions in our business change and will update the life of these assets when appropriate or, if required, record an impairment charge.
10.	Finally, please tell us in your response how you determined that a useful life of 30 years was appropriate for your mastheads and tradenames.
Company response:
We assigned the useful lives of our masthead and tradenames at the time of the relevant acquisitions using the provisions of SFAS 142 to determine the period over which these assets were expected to contribute directly to our cash flows. In particular, we considered how we expected to use these mastheads and tradenames and the expected useful life of other assets to which the useful life of our mastheads and tradenames relate.
All of our mastheads and tradenames are used in connection with our business information division. We recognize that the determination of the appropriate useful life of our intangible assets is an estimate that requires significant assumptions and judgments from management and we identify these estimates as one of our critical accounting policies in Management’s Discussion and Analysis of Results of Operation and Financial Condition in our Form 10-K. We acquired most of our mastheads and tradenames prior to December 31, 2004 (approximately $10.4 million out of $12.0 million at December 31, 2008). Of these, approximately $6.5 million related to our acquisition of Lawyers Weekly’s assets in September 2004.
We considered assigning an indefinite life to our mastheads and tradenames because it is a common practice of many companies in our industry and because each of the mastheads and tradenames relate to publications that have been profitable for decades and which we expect to continue to be profitable in future years. However, in concluding that 30 years was the appropriate useful life for these assets, we also considered the following facts: (1) the profitability of these mastheads and tradenames is highly dependent upon the advertiser and customer lists that we acquired with them; and (2) many of these mastheads and tradenames, including those related to the Lawyers Weekly acquisition, are for specialty publications that serve a specific business information need or professional customer. Because we expect the mastheads and tradenames will continue to generate new customers and advertisers for these publications, we believed that an appropriate life for these assets was longer than the lives of the initial customer and advertiser lists we acquired. However, because these publications are dependent in part upon the business information needs of the customers they serve and how those customers desire to obtain this information (unlike a daily newspaper serving the general information needs of a metropolitan area), we believed that the appropriate life for these assets should not be indefinite. Accordingly, we determined that a useful life of 30 years was appropriate for our mastheads and tradenames. As we noted in our response to Comment No. 8 above, we do review our determinations of the useful lives of our intangible assets (including our mastheads and tradenames) when conditions in our business change and will update the life of these assets when appropriate or, if required, record an impairment charge.

David R. Humphrey
June 8, 2009

Exhibits, page 125
11.
We note that you have incorporated by reference several exhibits, such as the Equity Purchase Agreement, the Second Amended and Restated Credit Agreement, the First Amendment to the Second Amended and Restated Credit Agreement and the Asset Purchase Agreement as Exhibit 2.1, Exhibit 10.28, Exhibit 10.30 and Exhibit 10.31, respectively. These exhibits do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Company response:
The Equity Purchase Agreement (Exhibit 2.1) and the Asset Purchase Agreement (Exhibit 10.31) are both material plans of acquisition. We did not file the schedules or exhibits to either of these agreements pursuant to Item 601(b)(2) of Regulation S-K, which permits schedules (or similar attachments) to a plan of acquisition not to be filed unless such schedules or other attachments contain information that is material to an investment decision and is not otherwise disclosed in the agreement or the disclosure document. With respect to the exhibits and schedules to these acquisition agreements, we have filed those exhibits that are material as separate exhibits. For example, we filed Exhibit 6.2(j) to the Asset Purchase Agreement (Exhibit 10.31) as an exhibit to a Form 8-K dated February 25, 2008. Similarly, we filed Exhibit 9.12-1 to the Equity Purchase Agreement as an exhibit to a Form 8-K dated September 2, 2008. Both of these exhibits are services agreements with our law firm customers and set forth material terms of our relationships with these customers and the services we provide to them and such material terms are not documented in the asset purchase agreement or equity purchase agreement themselves.
The other exhibits to the Equity Purchase Agreement are customary forms that merely further document or support the terms and conditions set forth in the Equity Purchase Agreement and the forms of such exhibits were attached to the Equity Purchase Agreement to avoid confusion among the parties and facilitate closing. For example, the indemnification escrow agreement is customary in form and merely deals with the mechanics for how the escrow operates. The material terms of the escrow agreement (such as the existence of the escrow, the amount of the escrow and the purpose for the escrow) are described in the Equity Purchase Agreement. The net working capital calculation is a customary post closing condition that is disclosed in the Equity Purchase Agreement and the components to this calculation are customary. The parties merely attached the calculation as an exhibit to avoid confusion among the parties as to the components of this calculation. Finally, the opinion of sellers’ counsel is merely a legal opinion to be delivered at closing, in customary form, as to certain matters in connection with the acquisition.

David R. Humphrey
June 8, 2009

Similarly, the other exhibits to the Asset Purchase Agreement are customary forms that merely further document or support the terms and conditions of the transaction as set forth in the Asset Purchase Agreement. The forms of such exhibits were also attached to the Asset Purchase Agreement to avoid confusion among the parties and facilitate closing. For example, the Bill of Sale is a customary form and a standard closing condition that merely conveys the assets acquired to the buyer. The opinions of counsel are customary legal opinion delivered at closing as to certain matters in connection with the acquisition. The other exhibits include employment agreements of the principal sellers, neither of which are material in scope because these positions are senior level positions at the subsidiary only (they are not senior employees in the context of our company as a whole). In addition, we also entered into a sublease with the sellers in connection with this acquisition, the terms of which are not material to our operations.
The schedules to both the Equity Purchase Agreement and the Asset Purchase Agreement are merely the disclosure schedules to each respective sellers’ representations and warranties and do not contain any information that is material to an investment decision because they merely disclose to us where there are exceptions to the representations and warranties the respective sellers are making in the applicable plan of acquisition. None of such exceptions are material. The other schedule to the Equity Purchase Agreement is merely a housekeeping schedule containing payment and wire transfer instructions regarding the payment of the purchase price at closing.
With respect to the Credit Agreement (Exhibit 10.28) and the First Amendment to Credit Agreement (Exhibit 10.30) (the “First Amendment”), we have not filed the schedules and exhibits to those agreements because they do not contain information that is material to an investment decision and do nothing more than further describe the terms and conditions already set forth in the filed agreements. We do not believe that filing the exhibits or schedules to our Credit Agreement or First Amendment to Credit Agreement would materially assist our investors in understanding the terms under which we entered these agreements. The Credit Agreement itself informs investors of all of the material terms of the debt facility, including interest rate, amortization schedule, covenants and payment amounts. The Credit Agreement requires that we grant a first priority security interest to the lenders. The pledge and security agreements, which are exhibits to the Credit Agreement, merely further document that pledge and security interest. Finally, the Credit Agreement describes what information we are required to disclose to the lender in the compliance certificate and the compliance certificate attached to the Credit Agreement is merely the format in which we are to provide that information. The parties agreed to it ahead of time so as to avoid confusion regarding the presentation of the compliance information.
The same is true with respect to the First Amendment. Other than the APC LLC Amendment No. 4 and our request letter, the pledge agreement, the security agreement, the side letter and the two joinder agreements are merely amendments or restatements of existing ancillary agreements with our lenders to reflect our acquisition of NDEx, as described in the First Amendment. With respect to the APC LLC Amendment No. 4, we filed this document as an exhibit to our Form 8-K dated September 2, 2008 because it is a material amendment to a material agreement. With respect to the request letter, the disclosures in our Form 8-K dated July 28, 2008 describe in detail the following requests we made to the lender in connection with the first amendment: we requested their approval of our acquisition of NDEx and a waiver of the condition that 50% of the proceeds from our private placement be applied to any outstanding debt on our credit facility.

David R. Humphrey
June 8, 2009

Similarly, the schedules to both of these agreements provide certain disclosures to the lenders to assist them in understanding the representations that we made to the lenders under the Credit Agreement and, as applicable, the First Amendment. None of these disclosures are material to an investment decision, individually or in the aggregate.
In our view, filing the exhibits or schedules to these agreements would add little to an investor’s understanding of the material terms and conditions of our Credit Agreement. For the reasons described above, we do not believe that we need to refile Exhibits 2.1, 10.28, 10.30 and 10.31 to our Form 10-K. We do confirm that, in future filings, we will file all of the exhibits and schedules to any material agreement, except where those exhibits or schedules are not material to an investment decision or otherwise contain information already disclosed in the material agreement or the disclosure document.
Schedule 14A as of May 15, 2009
Compensation Discussion and Analysis, page 26
12.
We note that you consider peer group companies in preparation of your compensation levels. In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company response:
As discussed on pages 26 and 27 of the proxy statement, our compensation committee uses benchmark data to ensure that our total compensation package for our named executive officers is competitive when compared to our peer group. Our compensation committee generally targets total compensation packages for our named executive officers at or near the 50th percentile level of the total compensation paid to executives with similar positions and responsibilities at the benchmark companies, and total compensation paid to our named executive officers in 2008, on an aggregate basis, met the committee’s targeted percentile level. Although our compensation committee considers the compensation information of the benchmark companies, it does not require that the total compensation packages for our named executive officers fall within any specific range. The benchmark data is just one, albeit important, factor that the committee considers when establishing compensation packages for our named executive officers. We confirm that, in future filings, we will explain the degree to which our compensation committee considers this benchmark data when setting total compensation packages for our named executive officers. We further confirm that, in future filings, we will identify whether the total compensation packages, in the aggregate, fall within the committee’s targeted percentile range, and, if applicable, explain the reason that total compensation packages, in the aggregate, deviate from that range.
13.
We note on page 28 your use of performance targets in determining performance-based payments to your named executive officers. Please confirm that in future filings you will quantify all performance targets, including EBITDA, under your incentive programs that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

David R. Humphrey
June 8, 2009

Company response:
We confirm that, in future filings, we will quantify all performance targets that our named executive officers were required to achieve during the most recently completed fiscal year under our performance based short-term cash incentive program. However, to the extent that we appropriately believe the disclosure of any such performance target would result in competitive harm, and therefore may be kept confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we confirm that, in such future filing, we will discuss how difficult we believe it would be for such named executive officer to achieve the undisclosed performance target.
Acknowledgement
In connection with responding to the Comment Letter, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We believe the responses above fully address the comments contained in the Comment Letter. If you have any questions regarding the Company’s responses, please contact our In-House Counsel, Katie Gettman, at (612) 215-6481 or me at (612) 317-9422.

Very truly yours,
/s/ Scott J. Pollei
Scott J. Pollei
Executive Vice President and Chief Financial Officer

cc:	Katheryn A. Gettman, In-House Counsel, Dolan Media Company Adam R. Klein, Esq., Katten Muchin Rosenman LLP